                                                     Filed Pursuant to Rule 433
                                                     Dated December 19, 2011
                                                     Registration Statement No. 333-178335

FOR IMMEDIATE RELEASE
Investor Contacts:
Richard T. Schumacher, President & CEO                                                                                                                              Pressure BioSciences, Inc.
R. Wayne Fritzsche, Chairman                                                                                                                                         (508) 230-1828 (T)

Pressure BioSciences, Inc. Announces Distribution Agreement
with IUL Instruments GmbH for Germany and Switzerland

Leading Life Sciences European Distributor to Introduce, Sell, and Support
PBI’s Sample Preparation Products in Germany and Switzerland

South Easton, MA, December 19, 2011 – Pressure BioSciences, Inc. (NASDAQ: PBIO) (“PBI” or the “Company”) today announced that it has entered into a distribution agreement with Germany-based life sciences company IUL Instruments GmbH (“IUL”).  Under the terms of the agreement, IUL will have the exclusive right to market and sell PBI’s Pressure Cycling Technology (“PCT”) sample preparation instruments (Barocycler NEP2320 and NEP3229) and consumables in Germany and Switzerland.  In addition, IUL will have the non-exclusive right to market and sell PBI’s recently released, patent-pending, mechanical homogenization device, the Shredder SG3, and its associated consumables, in the same two countries.

Mr. Richard T. Schumacher, President and CEO of Pressure BioSciences, said: “IUL’s customers include thousands of researchers in biotechnology, pharmaceutical, government, and academic laboratories.  IUL is a well-respected, value-added distributor offering a wide assortment of laboratory products.  They have over thirty highly trained marketing, sales and service personnel, many with advanced degrees in the life sciences. They also have a well-designed infrastructure to support their large customer base.  We are very excited to partner with IUL and look forward to working closely with them as they introduce the PCT Platform and related products to their existing and extensive customer base.”

Mr. Alexander Beljaars, President of IUL, commented: “We understand well the German and Swiss life sciences market, including the need for high quality sample preparation products.  We believe that PBI’s PCT Sample Preparation System (“PCT SPS”) is unique to the market, has been proven to be very effective by leading scientists in US laboratories over the past few years, and will fill a very important yet unmet need in our customer base.  We are excited to have the opportunity to introduce PCT, the PCT SPS, and the Shredder SG3 System to our customers, and believe we will be successful in marketing these state-of-the-art sample preparation products to the German and Swiss life sciences marketplace.”

About IUL Instruments GmbH

IUL Instruments GmbH (“IUL”), founded in 1991, is a leading, well-established, and well-respected provider of scientific products with strong customer relationships in pharmaceutical, academic, and other life sciences markets.  Based in Germany, IUL handles sales and service with a staff of more than thirty, including product specialists in Germany, Austria, and Switzerland.  IUL specializes in microbiology, cell biology, and biotechnology applications, and offers high-level support of specialized, complex, and exclusive technologies, including sample preparation, with a highly-educated and experienced marketing and sales team, and with rapid, customer-oriented, and high quality service support.  IUL also markets, sells, and supports equipment for microbiological food control, analytical devices, and process technology for fermentation, cell culture, and life cell imaging.

About Pressure BioSciences, Inc.

Pressure BioSciences, Inc. (“PBI”) (NASDAQ: PBIO) is focused on the development, marketing, and sale of proprietary laboratory instrumentation and associated consumables based on Pressure Cycling Technology (“PCT”). PCT is a patented, enabling technology platform with multiple applications in the estimated $6 billion life sciences sample preparation market. PCT uses cycles of hydrostatic pressure between ambient and ultra-high levels to control bio-molecular interactions. PBI currently focuses its efforts on the development and sale of PCT-enhanced sample preparation systems (instruments and consumables) for mass spectrometry, biomarker discovery, bio-therapeutics characterization, vaccine development, soil and plant biology, forensics, histology, and counter-bioterror applications.

Forward-Looking Statements

Statements contained in this press release regarding the Company's intentions, hopes, beliefs, expectations, or predictions of the future are "forward-looking'' statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based upon the Company's current expectations, forecasts, and assumptions that are subject to risks, uncertainties, and other factors that could cause actual outcomes and results to differ materially from those indicated by these forward-looking statements. These risks, uncertainties, and other factors include, but are not limited to: possible difficulties or delays in the implementation of the Company's strategies that may adversely affect the Company's continued commercialization of its PCT-based product line, including the expansion of sales to laboratories in Germany and Switzerland; changes in customer’s needs and technological innovations; the Company’s and IUL’s sales forces may not be successful in selling the Company’s PCT product line because scientists may not perceive the advantages of PCT over other sample preparation methods; if actual operating costs are higher than anticipated, or revenues from product sales are less than anticipated, the Company may need additional capital prior to February 2012; and if the Company fails to achieve its plan to regain compliance with the NASDAQ Listing Rules for minimum stockholders’ equity and the minimum bid price of $1.00 per share, the Company’s common stock will be delisted from The NASDAQ Capital Market.  Additional risks and uncertainties that could cause actual results to differ materially from those indicated by these forward-looking statements are discussed under the heading "Risk Factors" in the Company's Annual Report on Form 10-K for the year ended December 31, 2010, as amended, and other reports filed by the Company from time to time with the SEC. The Company undertakes no obligation to update any of the information included in this release, except as otherwise required by law.

PBI filed a registration statement (including a prospectus) with the SEC for the offering to which this communication may relate. Before you invest, you should read the prospectus in that registration statement for the offering and other documents PBI has filed with the SEC for more complete information about PBI and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, PBI can arrange to send you the prospectus, when available, upon request.

For more information about PBI and this press release, please click on the following links:
http://www.pressurebiosciences.com
http://bit.ly/u75XlN